Exhibit 99.2

Annual General Meeting
of Chemomab Therapeutics Ltd.

Date:	August 7, 2023
See Voting Instruction On Reverse Side.

Please make your marks like this: ⌧ Use dark black pencil or pen only

	For	Against	Abstain
1.
To re-elect each of Dr. Claude Nicaise and Mr. Neil Cohen as Class II directors, to hold office until the close of the Company’s annual general meeting of shareholders in 2026, and until their respective successors are duly elected and qualified, or until their respective offices are vacated in accordance with our Articles of Association or the Companies Law;

1a.	Dr. Claude Nicaise	☐	☐	☐

1b.	Mr. Neil Cohen	☐	☐	☐

2.	To approve an amendment to the compensation terms of Dr. Adi Mor in connection with her appointment as the Company’s Chief Executive Officer;	☐	☐	☐

		Yes	No

a.	I hereby confirm that I am NOT a controlling shareholder and I do NOT have a conflict of interest (referred to as a “personal interest” under the Israeli Companies Law) in the approval of the proposal	☐	☐

		For	Against	Abstain

3.	To approve amendments to the compensation terms of the non-executive members of the Board of Directors of the Company;	☐	☐	☐

4.
To approve the re-appointment of Somekh Chaikin, a member firm of KPMG International, as the Company’s independent registered public accounting firm for the year ending December 31, 2023 and until the Company’s next annual general meeting of shareholders, and to authorize the Company’s board of directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors.
		☐	☐	☐

 Authorized Signatures - This section must be
 completed for your instructions to be executed.

__________________________________	__________________________________
Please Sign Here	Please Date Above

__________________________________	__________________________________
Please Sign Here	Please Date Above

↑ Please separate carefully at the perforation and return just this portion in the envelope provided. ↑

Annual General Meeting of Chemomab Therapeutics Ltd.
to be held on August 7, 2023
For Holders as of July 3, 2023

 MAIL

•	Mark, sign and date your Voting Instruction Form.
•	Detach your Voting Instruction Form.
•	Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 12:00 p.m. EST on August 2, 2023.

PROXY TABULATOR FOR
CHEMOMAB THERAPEUTICS LTD.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

Copyright © 2023 Mediant Communications Inc . All Rights Reserved

Chemomab Therapeutics Ltd.

Instructions to The Bank of New York Mellon, as Depositary
Must be received prior to 12:00 p.m. EST on August 2, 2023)

          The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, insofar as practicable, to vote or cause to be voted the amount of Ordinary Shares or other Deposited Securities represented by such American Depositary Shares of Chemomab Therapeutics Ltd. registered in the name of the undersigned on the books of the Depositary as of the close of business on July 3, 2023 at the Annual General Meeting of the Shareholders of Chemomab Therapeutics Ltd. to be held on August 7, 2023 or any postponement or adjournment thereof in respect of the resolutions specified on the reverse.

NOTES:

1.	Please direct the Depositary how it is to vote by placing an “X” in the appropriate box opposite each agenda item.

PROXY TABULATOR FOR CHEMOMAB THERAPEUTICS LTD. P.O. BOX 8016 CARY, NC 27512-9903